Exhibit 99.1

Trina Solar Announces Third Quarter 2014 Results

CHANGZHOU, China, November 24, 2014 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the third quarter of 2014.

Third Quarter 2014 Financial and Operating Highlights

•                  Solar module shipments totaled 1,063.8 MW during the third quarter of 2014, compared to 943.3 MW in the second quarter of 2014, an increase of 12.8%

•                  Net revenues were $616.8 million, an increase of 18.8% from the second quarter of 2014

•                  Gross profit was $102.8 million, an increase of 28.1% from the second quarter of 2014

•                  Gross margin was 16.7%, compared to 15.4% in the second quarter of 2014

•                  Operating income was $35.6 million, an increase of 127.1% from the second quarter of 2014

•                  Operating margin was 5.8%, compared to 3.0% in the second quarter of 2014

•                  Net income was $10.6 million, an increase of 2.7% from the second quarter of 2014

•                  Net income excluding the unrealized loss or gain in foreign exchange would be $26.9 million, an increase of 217.2% from the second quarter of 2014

•                  Earnings per fully diluted American Depositary Share (“ADS”), each representing 50 of the Company’s ordinary shares, was $0.14, the same as the second quarter of 2014. Excluding the unrealized loss or gain in foreign exchange, earnings per ADS would be $0.34, an increase of 189.7% from the second quarter of 2014

“Both our module and downstream project businesses delivered good results in the third quarter of 2014, demonstrating our commitment to consistent revenue and profit growth for our core businesses,” said Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “Despite foreign exchange fluctuations and weaker demand in Europe, we continue to meet or exceed our financial and performance targets. Particularly, gross margin significantly exceeded management guidance. In the third quarter, we strengthened the competitive advantages of our module business with our efforts to reduce module manufacturing costs and our emphasis on technology breakthroughs generating positive results. We continue to leverage the synergies between our module and downstream business units and expect the resulting positive momentum to continue through the rest of this year and into next year.”

“The profitability of our core business grew in the third quarter. Our operating income increased 127% from the previous quarter, largely driven by growing demand from Japan and China. Our strategy to expand and diversify geographic markets continued to deliver good results this quarter. Sales in new and emerging markets represented almost 15% of our total shipments, demonstrating the success of our recent efforts to build a more comprehensive and diversified product distribution network covering more countries and regions.”

“We strive to remain at the forefront of technology improvements and innovations. We recently set several new records in module power output and solar cell efficiencies. Our researchers from the State Key Laboratory of PV Science and Technology have demonstrated a high-efficiency mono crystalline Honey Module with 60 cells (156mm x 156mm), which set a new world record for peak power output of 335.2 W. Our mono crystalline silicon Honey Plus, p-type (156mm x156mm) PERC record-setting cell reached an efficiency of 21.4%. To our knowledge, this is the highest efficiency ever demonstrated to date for a large-area PERC solar cell fabricated using a low-cost industrial PERC process. In addition, our multi-crystalline silicon cell (156mm x 156mm), also fabricated with an industrial PERC process, reached another world record in efficiency of 20.76%. These efficiency numbers have been independently measured by Fraunhofer ISE CalLab in Freiburg, Germany and set two new world records, which were previously held by the Institute for Solar Energy Research Hamelin and Q-cell, respectively. We expect them to drive performance improvements in our commercial PV modules.”

“We understand that the ultimate goal of our research is not just to increase solar cell efficiencies as high as theoretically possible, but rather to combine the increases in solar cell efficiencies with our innovative large-scale manufacturing process that will help us drive down costs and ultimately provide affordable and accessible solar energy to the world.

We believe our investment in leading technology, product innovation and product diversification, together with our focus on superior quality and competitive cost structure, are recognized in the market and will continue to best position the company to increase sales and profit going forward.”

“In the third quarter we intensified our project development efforts. As a result, we successfully sold a 10.6 MW power plant in the UK at a good margin. We commenced construction of a 49.9 MW solar power plant in the UK and completed the construction of a 120 MW project in Jiangsu province in China. We also strengthened our downstream business in China and accelerated our expansion into southern China by engaging a strategic partner in Yunnan province. Additionally, we are making steady progress in our distributed generation (“DG”) business in China. For example, we completed and connected a commercial rooftop DG project in Changzhou, Jiangsu province, and currently have a number of new, small-scale DG projects under development. Given the highly dynamic downstream market in China, our emphasis is on evaluating project risks and conducting thorough financial return analysis prior to the development of the project. Despite a final decision not to proceed with a 130 MW utility project in Inner Mongolia due to the projected return being lower than expected and an adjustment to our downstream business strategy to respond to recent government policy changes, we remain optimistic and confident about the growth of our project pipeline and our ability to further capitalize on the strong momentum in China in the years ahead.”

“In October 2014, we raised an aggregate of US$138.9 million in net proceeds through a successful follow-on public offering of ADSs and a concurrent offering of convertible senior notes. We expect to use the proceeds to support our ongoing efforts to drive growth in the downstream business, strengthen our solar project pipelines and provide funding for our manufacturing capacity expansion for 2015. I would like to extend our sincere thanks to our shareholders for believing in and investing in our vision, and for recognizing the value of our initiatives, particularly our two recent offerings on the capital markets. We will continue to work towards our goal of maximizing shareholder value.”

Third Quarter 2014 Results

Net Revenues

Net revenues in the third quarter of 2014 were $616.8 million, an increase of 18.8% sequentially and an increase of 12.5% year-over-year. Total shipments were 1,063.8 MW, consisting of 936.8 MW of external shipments and 127 MW of shipments to the Company’s own downstream power projects, compared to total shipments of 943.3 MW in the second quarter of 2014 and 774.6 MW in the third quarter of 2013. Revenues were not recognized for 127 MW of internal shipments as the revenue recognition criteria as set forth in U.S. Generally Accepted Accounting Principles (U.S. GAAP) were not met as of September 30, 2014. The sequential increases in revenues and shipments were primarily due to an increase in demand from Japan, China, as well as new and emerging markets. The year-over-year increases in revenues and shipments were driven largely by rising shipment volumes due to growing demand from key geographical regions, particularly Japan and the U.S., and due to greater demand from the Asia-Pacific region.

Gross Profit and Margin

Gross profit in the third quarter of 2014 was $102.8 million, compared to $80.2 million in the second quarter of 2014 and $83.4 million in the third quarter of 2013.

Gross margin was 16.7% in the third quarter of 2014, compared to 15.4% in the second quarter of 2014 and 15.2% in the third quarter of 2013. The sequential increase in gross margin was the result of several factors including sales mix change with higher shipments to Japan, lower shipments to the U.S., and reduced in-house manufacturing costs as a result of greater economies of scale and improvements in operation efficiency. In addition, the sale of a 10.6 MW solar project in the UK at a relatively high margin compared to the margin on module sales also contributed to the increase in gross margin in the third quarter of 2014.

Operating Expense, Income and Margin

Operating expenses in the third quarter of 2014 were $67.1 million, an increase of 4.0% sequentially and a decrease of 13.2% year-over-year. The sequential increase was primarily due to an increase in warranty expenses associated with increased shipment volumes and an increase in R&D expenses relating to investment in new technology. The Company’s operating expenses represented 10.9% of its net revenues in the third quarter of 2014, a decrease from 12.4% in the second quarter of 2014 and from 14.1% in the third quarter of 2013. Operating expenses included the reversal of an accounts receivable provision of $3.0 million, compared to the reversal of an accounts receivable provision of $0.9 million in the second quarter of 2014.

As a result, operating income in the third quarter of 2014 was $35.6 million, compared to $15.7 million in the second quarter of 2014 and $6.0 million in the third quarter of 2013. Operating margin was 5.8% in the third quarter of 2014, compared to 3.0% in the second quarter of 2014 and 1.1% in the third quarter of 2013.

Net Interest Expense

Net interest expense in the third quarter of 2014 was $7.0 million, compared to $8.1 million in the second quarter of 2014 and $12.0 million in the third quarter of 2013. The sequential decrease in net interest expense was due to a decrease in the average outstanding bank borrowing balance in the third quarter of 2014.

Foreign Currency Exchange Gain (Loss)

The Company had a foreign currency exchange loss of $15.1 million in the third quarter of 2014, which included a gain on change in fair value of foreign exchange derivative instruments of $1.4 million, compared to a net gain of $3.3 million in the second quarter of 2014 and a net gain of $8.0 million in the third quarter of 2013. The loss in foreign currency exchange was mainly due to $16.3 million of unrealized loss in foreign exchange mainly resulting from the depreciation of the Euro and Japanese Yen against the U.S. dollar in the third quarter of 2014, as compared to $1.8 million of unrealized gain in foreign exchange in the second quarter of 2014.

Income Tax Expense (Benefit)

Income tax expense was $5.2 million in the third quarter of 2014, compared to $2.2 million in the second quarter of 2014 and an income tax benefit of $4.9 million in the third quarter of 2013.

Net Income and Earnings per ADS

Consequently, net income was $10.6 million in the third quarter of 2014, compared to $10.3 million in the second quarter of 2014 and $9.9 million in the third quarter of 2013. Net income would be $26.9 million if the unrealized loss in foreign exchange of $16.3 million were excluded in the third quarter of 2014, compared to $8.5 million if unrealized gain in foreign exchange of $1.8 million were excluded in the second quarter of 2014.

Net margin was 1.7% in the third quarter of 2014, compared to 2.0% in the second quarter of 2014 and 1.8% in the third quarter of 2013. Net margin would be 4.4% in the third quarter of 2014 if the unrealized loss in foreign exchange were excluded.

Earnings per fully diluted ADS were $0.14 in the third quarter of 2014, the same as the second quarter of 2014 and the third quarter of 2013. Earnings per fully diluted ADS would be $0.34 in the third quarter of 2014 if the unrealized loss in foreign exchange were excluded.

Financial Condition

As of September 30, 2014, the Company had $416.5 million in cash, cash equivalents and restricted cash, as compared to $562.7 million as of June 30, 2014. Total bank borrowings were $887.5 million as of September 30, 2014, of which $783.9 million were short-term borrowings, including current portion of long-term borrowings, as compared to $774.7 million of total bank borrowings as of June 30, 2014.

Accounts receivable, net of the allowance for doubtful accounts, as of September 30, 2014 were $556.7 million, compared to $457.8 million as of June 30, 2014.

As of September 30, 2014, the Company’s working capital balance was $74.3 million, compared to $150.9 million as of June 30, 2014.

Shareholders’ equity was $930.9 million as of September 30, 2014, an increase from $912.9 million as of June 30, 2014.

Project Development

Projects in China

In September, the Company announced the acquisition of a 90% stake in Yunnan Metallurgical New Energy (“Yunnan Metallurgical”) to support development of solar power projects in that region. Yunnan Metallurgical currently has a 300 MW project under development in southern Yunnan province. Once operational, it is expected to be the largest single utility-scale solar power plant in Yunnan province and one of the largest in China. The Company expects to start construction of the project at the end of this year or early next year provided that all necessary regulatory approvals are obtained by then.

The Company completed the construction of a 120 MW utility-scale solar plant in Jiangsu province in China in the third quarter of 2014 and expects this plant to connect to the grid by the end of this year or early next year.

The Company also signed a framework agreement with the Yumen municipal government in Gansu province to develop 100 MW of solar projects, including DG projects. Construction is expected to commence in 2015.

International Projects

In the UK, the Company sold a 10.6 MW power plant in the third quarter of 2014, which was connected to the grid at the end of March 2014. Another 13.8 MW UK project is expected to be sold in the fourth quarter of 2014 or early in the first quarter of 2015. In addition, the Company expects to complete the 49.9 MW utility-scale power project in the UK by the end of 2014 and connect to the grid in the first quarter of 2015.

The Company entered into an agreement for the design, construction, operation and maintenance of the 10 MW Shamsuna Solar Project in Aqaba, Jordan with Shamsuna Power Company. It is financed by the International Finance Corporation and a syndicate of lenders. It is scheduled to commence construction in late November 2014 and is expected to be completed and connected to the grid in the second quarter of 2015. Pursuant to the agreement with Shamsuna Power Company, Trina Solar will provide operation and maintenance services for the solar farm for five years once it starts operating, with an option to extend for an additional five years subject to mutual agreement.

Trina Solar continues to develop projects in and outside of China. As the Company evaluates risks relating to new solar power projects, it will continue to carefully consider a number of factors including location, local policies and regulatory environment, the availability of financing for both the Company and prospective purchasers, and the potential internal rate of return. The commencement and grid-connection of a project is subject to a number of factors, some of which are beyond the Company’s control, such as changes in government policy, availability of network transmission and interconnection facilities, and the receipt of regulatory authorities’ approvals for the relevant projects.

Operations, Business Development and Outlook

2014 Manufacturing Capacity

As of September 30, 2014, the Company had annualized in-house ingot and wafer production capacity of 2.0 GW and 1.6 GW respectively, and PV cell and module capacity of approximately 2.9 GW and 3.6 GW, respectively.

The Company expects that by December 31, 2014, it will have an annualized in-house ingot production capacity of 2.2 GW, wafer capacity of 1.7 GW, PV cell capacity of approximately 3.0 GW, and module capacity of approximately 3.8 GW.

Fourth Quarter and Fiscal Year 2014 Guidance

In the fourth quarter of 2014 the Company expects to ship between 1, 045 MW and 1, 095 MW of PV modules, of which 40 MW to 60 MW will be shipped to its downstream PV projects. Revenues will not be recognized for modules shipped to the Company’s own developed projects as the revenue recognition criteria set forth in U.S. GAAP will not be met. The Company expects its blended gross margin for the fourth quarter of 2014 to be between 14.5% to 15.5%.

The Company changes its 2014 guidance of total PV module shipments to between 3.61 GW and 3.66 GW, of which 340 MW to 360 MW of PV modules will be shipped to the Company’s own downstream projects from the original guidance of total 3.6 GW to 3.8 GW including 400 MW to 500 MW of shipment to its own downstream projects. Revenues will not be recognized for the modules shipped to the Company’s own projects as required by U.S. GAAP.

The company expects to complete between 330 MW and 360 MW of downstream solar projects by the end of 2014, as compared to the original guidance of 400 MW to 500 MW projects be completed by the end of 2014. This change is mainly due to the cancellation of a 130 MW solar farm project in Inner Mongolia after the Company conducted a thorough analysis on the project’s return. The Chinese government’s policy change will impact the development of the Company’s pipeline to a certain extent. Trina Solar is flexible in developing projects and believes the change will ultimately benefit the sustainable and strong growth momentum in China.

Conference Call

The Company will host a conference call on Monday, November 24, 2014 at 8:00 a.m. U.S. Eastern Standard Time (EST) (9:00 p.m. Beijing /Hong Kong, November 24, 2014), to discuss results for the third quarter 2014.

Joining Jifan Gao, Chairman and CEO of Trina Solar, on the call will be Teresa Tan, Chief Financial Officer, Zhiguo Zhu, Module Business Unit President, and Yvonne Young, Investor Relations Director. The Company plans to distribute its earnings announcement before the call.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time +1(800)884-2382. International callers should dial +1(660)422-4933. The conference ID for the call is 2380-0728.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. EST on November 24, 2014 through 11:59 p.m. EST on December 13, 2014. To access the replay, please dial +1(855)859-2056, international callers should dial +1(404)537-3406, and enter the conference ID 2380-0728.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO	Rachael Layfield
Email: teresa.tan@trinasolar.com	Email: trina@brunswickgroup.com
Phone: + (86) 10-5960-8600 (Beijing)

Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,
	2014	2014	2013
Net revenues	$616,844	$519,425	$548,386
Cost of revenues	514,050	439,190	464,955
Gross profit	102,794	80,235	83,431
Operating expenses
Selling expenses	36,433	34,275	37,511
General and administrative expenses	25,233	25,116	35,527
Research and development expenses	5,481	5,145	4,360
Total operating expenses	67,147	64,536	77,398
Operating income	35,647	15,699	6,033
Foreign exchange gain (loss)	(16,445)	2,166	8,050
Interest expenses	(7,878)	(8,770)	(13,355)
Interest income	874	664	1,335
Gain (loss) on change in fair value of derivative	1,392	1,168	(79)
Other income, net	2,210	1,545	2,995
Income before income taxes	15,800	12,472	4,979
Income tax (expense) benefit	(5,222)	(2,168)	4,918
Net income	10,578	10,304	9,897
Loss attributable to the noncontrolling interests	909	424	4
Net income attributable to Trina Solar Limited	$11,487	$10,728	$9,901
Earnings per ADS*
Basic	$0.14	$0.15	$0.14
Diluted	$0.14	$0.14	$0.14
Weighted average ADS outstanding*
Basic	81,685,868	73,361,347	71,017,284
Diluted	82,699,772	76,707,976	71,757,097

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Sep. 30,	June. 30,	Sep. 30,
	2014	2014	2013
Net income	10,578	10,304	9,897
Other comprehensive income (loss):
Foreign currency translation adjustments	4,507	(746)	(1,021)
Comprehensive income	15,085	9,558	8,876
Comprehensive loss attributable to non-controlling interests	945	421	4
Comprehensive income attributable to Trina Solar Limited	16,030	9,979	8,880

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep. 30,	Jun. 30,	Dec. 31
	2014	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$318,832	$452,156	$486,686
Restricted cash	97,657	110,517	74,720
Inventories	451,529	451,218	244,532
Project assets, current portion	46,594	47,164	73,305
Accounts receivable, net	556,654	457,812	435,092
Current portion of advances to suppliers, net	51,019	58,771	68,253
Prepaid expenses and other current assets, net	160,892	132,985	139,113
Total current assets	1,683,177	1,710,623	1,521,701
Property, plant and equipment, net	1,096,438	1,019,506	889,752
Project assets, net of current portion	1,980	1,980	6,097
Land use rights, net	48,266	48,532	43,287
Advances to suppliers, net of current portion	34,096	35,041	41,908
Investment in equity affiliates	11,483	11,620	11,770
Deferred income tax assets, net	31,992	47,188	50,901
Other noncurrent assets	48,982	5,645	1,813
TOTAL ASSETS	$2,956,414	$2,880,135	$2,567,229
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$783,883	$669,472	$935,590
Accounts payable	669,792	728,730	476,533
Accrued expenses and other current liabilities	155,234	161,517	128,420
Total current liabilities	$1,608,909	$1,559,719	$1,540,543
Long-term bank borrowings, excluding current portion	103,623	105,223	100,502
Convertible senior notes	172,500	172,500	—
Accrued warranty costs	96,363	89,977	81,743
Other noncurrent liabilities	21,398	20,201	21,962
Total liabilities	2,002,793	1,947,620	1,744,750
Ordinary shares	41	41	36
Additional paid-in capital	721,765	719,814	663,388
Retained earnings	192,092	180,605	143,369
Accumulated other comprehensive income	16,983	12,440	15,403
Total Trina Solar Limited shareholders’ equity	930,881	912,900	822,196
Non-controlling interests	22,740	19,615	283
Total equity	953,621	932,515	822,479
TOTAL LIABILITIES AND EQUITY	$2,956,414	$2,880,135	$2,567,229